SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

13 September 2021

Declaration of a distribution in specie by Prudential plc and completion of the demerger of Jackson Financial Inc.

Shareholders are referred to (i) the circular of Prudential plc ("Prudential") published on 6 August 2021 (the "Circular") regarding the demerger (the "Demerger") of Jackson Financial Inc. ("Jackson") and the supplement to the Circular published on 11 August 2021; and (ii) the announcement of the results of the general meeting of Prudential held on 27 August 2021 and the passing of the resolution approving the Demerger. Unless otherwise defined, capitalised terms and expressions used in this announcement shall have the same meaning given to them in the Circular.

Prudential plc today announces that a committee of the Prudential Board has approved the Demerger Dividend1. Following the declaration by the Prudential Board of the Demerger Dividend, Prudential has completed the demerger of Jackson.

Jackson is now an independent company listed on the New York Stock Exchange ("NYSE") with a ticker JXN. Jackson's Class A common stock commenced "when-issued" trading on the NYSE on Wednesday, 1 September 2021 and is expected to commence "regular way" trading on Monday, 20 September 2021.

Qualifying shareholders are entitled to receive one share of Jackson's Class A common stock for every 40 Prudential shares held by them at the Record Time2. Shareholders will continue to own their existing Prudential shares unless they sell or transfer them.

Immediately following the Demerger, Prudential will retain an initial holding of 19.9 per cent voting interest (and a 19.7 per cent economic interest) in the total common stock of Jackson. Prudential intends to sell down this initial holding within 12 months following completion of the Demerger, subject to market conditions, such that Prudential expects to own less than 10 per cent of Jackson's total combined voting power of its common stock. There will be no special governance rights attached to Prudential's initial retained holding and Prudential will not retain any seats on the board of Jackson.

Shriti Vadera, Chair of Prudential, said: "On 11 March 2020, Prudential announced its intention to separate Jackson from Prudential, to create two separately listed companies. This has been a complex transaction and I would like to thank everyone for their hard work. We wish Jackson every success in its new life as an independent business."

Mike Wells, Group Chief Executive of Prudential, said: "With the demerger of Jackson completed, Prudential's businesses are focused exclusively on Asia and Africa providing life and health insurance and asset management. Our businesses in Asia have leadership positions in their chosen segments, and we now operate in eight markets in Africa. We look forward to continuing to serve our customers, and build long term value for shareholders and our other stakeholders through the disciplined execution of our growth strategy."

Expected Timetable

The expected timetable for the Demerger Dividend is as follows:

1. For UK Registered Shareholders and Prudential ADR Holders

Time and date (UK time)
Record Time for determining the entitlement to the Demerger Dividend	6.00 pm on 2 September 20213
UK Settlement Date	13 September 2021
Settlement Date for Prudential ADR Holders	17 September 2021
Commencement of regular way trading of Jackson Shares on NYSE	20 September 2021
Latest date for despatch of cheques to Small Shareholders on the UK Register who have elected to take the Share Sale Option	Within 10 business days of completion of the relevant sale
Despatch of direct registration statements and Jackson Nominee Service statements in respect of the Jackson Shares	Week commencing 20 September 2021

2. For Hong Kong Registered Shareholders and Singapore Holders

Time and date (HK time)
Record Time for Hong Kong Registered Shareholders and Singapore Holders for determining their entitlement to the Demerger Dividend	5.00 pm on 2 September 2021
Latest time and date for Computershare Hong Kong to receive completed Forms of Election4	4.30 pm on 17 September 2021
Commencement of regular way trading of Jackson Shares on NYSE	20 September 2021
Hong Kong Settlement Date	24 September 2021
Despatch of direct registration statements in respect of the Jackson Shares	Week commencing 27 September 2021
Latest date for despatch of cheques to Small Shareholders on the Hong Kong Register who have elected to take the Share Sale Option	Within 10 business days of completion of the relevant sale

Please note that the timetable is subject to change. If there are changes to the above timetable, Prudential will publish an announcement to inform the Shareholders.

Notes

1The announcement in relation to the approval of the Demerger Dividend is issued pursuant to Rule 13.45 of the Hong Kong Listing Rules.

2 2 September 2021 at: (i) 6.00pm UK time for UK Registered Shareholders; (ii) 5.00pm U.S. Central Time for Registered ADR Holders; and (iii) 5.00pm Hong Kong time for Hong Kong Registered Shareholders and Singapore Holders.

3 5.00 pm (U.S. Central Time) for Registered ADR Holders.

4 This deadline is subject to change if there is a tropical cyclone warning signal no. 8 or above, "extreme conditions" caused by super typhoons, a "black" rainstorm warning or any other event that prevents or substantially disrupts business activity in Hong Kong on 17 September 2021, as described in more detail in the Circular. Accordingly, cheques for sale proceeds under the Share Sale Option may be despatched and direct registration statements for Jackson Shares may be despatched at later dates as a result.

Enquiries:

Media		Investors/Analysts
Addy Frederick	+44 (0)20 3977 9399	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9654 8954	William Elderkin	+44 (0)20 3977 9215

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Jackson
Jackson® is committed to helping clarify the complexity of retirement planning-for you and your clients. Our range of annuity products, financial know-how, history of award-winning service* and streamlined experiences strive to reduce the confusion that complicates your clients' plans. We believe by providing clarity for all today, we can help drive better outcomes for tomorrow. For more information, visit www.jackson.com.

*SQM (Service Quality Measurement Group) Contact Center Awards Program for 2004 and 2006-2019. (To achieve world-class certification, 80% or more of call-center customers surveyed must have rated their experience as very satisfied, the highest rating possible.)

Disclaimer
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 September 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary